 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Naked Brand Group Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Q6519T109
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Q6519T109

1	NAME OF REPORTING PERSON

CULLEN INC HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,709,954
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

1,709,954
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,709,954
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%
12	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. Q6519T109

1	NAME OF REPORTING PERSON

ERIC J. WATSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,788,885
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

2,788,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,788,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%
12	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. Q6519T109

1	NAME OF REPORTING PERSON

	WILLIAM GIBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEW ZEALAND, UK
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		113,284
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,078,931
PERSON WITH	7	SOLE DISPOSITIVE POWER

		113,284
	8	SHARED DISPOSITIVE POWER

		1,078,931
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,192,215 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.3%
12	TYPE OF REPORTING PERSON

	IN

(1)	Excluded from Mr. Gibson’s beneficial ownership are 1,143,175 Shares held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

4

CUSIP NO. Q6519T109

1	NAME OF REPORTING PERSON

	MARY WATSON-BURTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEW ZEALAND
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,369
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,788,885
PERSON WITH	7	SOLE DISPOSITIVE POWER

		33,369
	8	SHARED DISPOSITIVE POWER

		2,788,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,822,254
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%
12	TYPE OF REPORTING PERSON

	IN

5

CUSIP NO. Q6519T109

1	NAME OF REPORTING PERSON

BENDON INVESTMENTS LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,709,954
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,709,954
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,709,954
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%
12	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. Q6519T109

1	NAME OF REPORTING PERSON

VALLEY (NZ) LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,078,931
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

1,078,931
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,078,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%
12	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. Q6519T109

1	NAME OF REPORTING PERSON

EJ GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,078,931
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,078,931
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,078,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%
12	TYPE OF REPORTING PERSON

CO

8

CUSIP NO. Q6519T109

Item 1(a).	Name of Issuer:

Naked Brand Group Limited (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Bendon Limited
Building 7C, Huntley Street,
Alexandria
NSW 2015, Australia

Item 2(a).	Name of Person Filing:

This statement is filed by Cullen Inc Holdings Ltd., a New Zealand corporation (“Cullen”), Eric J. Watson (“Watson”), William Gibson (“Gibson”), Mary Watson-Burton (“Watson-Burton”), Bendon Investments Ltd., a New Zealand corporation (“Bendon”), Valley (NZ) Ltd., a New Zealand corporation (“Valley NZ”) and EJ Group Ltd., a New Zealand corporation (“EJ Group”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

As further described under Item 3 below, the Shares (as hereinafter defined) are directly owned by Bendon and EJ Group. Bendon is an indirect subsidiary of Cullen. EJ Group is a subsidiary of Valley (NZ). Watson is a Director of Cullen and Valley (NZ). Gibson is a Director of EJ Group and Valley (NZ) . Watson-Burton is a Director of Cullen, Bendon, EJ Group, and Valley (NZ). By virtue of these relationships (i) Cullen, Watson and Watson-Burton may be deemed to beneficially own the Shares held by Bendon and (ii) Watson, Gibson, Watson-Burton and Valley (NZ) may be deemed to beneficially own the Shares held by EJ Group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal office of each of Cullen, Bendon, EJ Group, Valley (NZ). Watson, Gibson, and Watson-Burton is 8 Airpark Drive, Airport Oaks, Manukau, Auckland 2022, New Zealand.

Item 2(c).	Citizenship:

Cullen, Bendon, EJ Group and Valley (NZ) are organized under the laws of New Zealand. Watson and Watson-Burton are citizens of New Zealand and Gibson is a citizen of New Zealand and the UK.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

Q6519T109

9

CUSIP NO. Q6519T109

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2018. Percentage Ownership is based on 52,834,042 Shares outstanding as of April 3, 2019, as reported in the Issuer’s Prospectus filed with the Securities Exchange Commission under Section 424(b)(3) on April 18, 2019.

Cullen Inc Holdings Ltd

(a)	Amount beneficially owned:

1,709,954 Shares

(b)	Percent of class:

3.2%

10

CUSIP NO. Q6519T109

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,709,954 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,709,954 Shares

Eric J. Watson

(a)	Amount beneficially owned:

2,788,885 Shares

(b)	Percent of class:

5.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,788,885

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,788,885 Shares

William Gibson

(a)	Amount beneficially owned:

1,192,215 Shares

11

CUSIP NO. Q6519T109

(b)	Percent of class:

2.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

113,284 Shares

(ii)	Shared power to vote or to direct the vote

1,078,931 Shares

(iii)	Sole power to dispose or to direct the disposition of

113,284 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,078,931 Shares

Excluded from Mr. Gibson’s beneficial ownership are 1,143,175 Shares held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

Mary Watson-Burton

(a)	Amount beneficially owned:

2,822,254 Shares

(b)	Percent of class:

5.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

33,369 Shares

(ii)	Shared power to vote or to direct the vote

2,788,885

(iii)	Sole power to dispose or to direct the disposition of

33,369 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,788,885 Shares

12

CUSIP NO. Q6519T109

Bendon Investments Ltd.

(a)	Amount beneficially owned:

1,709,954 Shares

(b)	Percent of class:

3.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

1,709,954 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,709,954 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Valley (NZ) Ltd.

(a)	Amount beneficially owned:

1,078,931 Shares

(b)	Percent of class:

2.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,078,931 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

13

CUSIP NO. Q6519T109

(iv)	Shared power to dispose or to direct the disposition of

1,078,931 Shares

EJ Group Ltd.

(a)	Amount beneficially owned:

1,078,931 Shares

(b)	Percent of class:

2.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

1,078,931 Shares

(ii)	Shared power to vote or to direct the vote

0 Share

(iii)	Sole power to dispose or to direct the disposition of

1,078,931 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Share

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

14

CUSIP NO. Q6519T109

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

15

CUSIP NO. Q6519T109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 30, 2019	CULLEN INC HOLDINGS LTD.

	By:	/s/ Eric J. Watson
Eric J. Watson Director

/s/ Eric J. Watson
Eric J. Watson

/s/ William Gibson
William Gibson

/s/ Mary Watson-Burton
Mary Watson-Burton

BENDON INVESTMENTS LTD.

By:	/s/ Mary Watson-Burton
Mary Watson-Burton Director

VALLEY (NZ) LTD.

By:	/s/ Eric J. Watson
Eric J. Watson Director

EJ GROUP LTD.

By:	/s/ William Gibson
William Gibson Director

16